UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



FORM 12b-25

Commission File Number: 000-29204

NOTIFICATION OF LATE FILING

(Check one):

[X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2003

[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form  N-SAR

[ ]  Transition Report on Form 11-K

For the Transition Period Ended:

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  Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________.


PART I - REGISTRANT INFORMATION

Full name of registrant:                      HomeCom Communications, Inc.

Former name if applicable:                    Not applicable

Address of principal executive office:        Building 12, Suite 110
                                              3495 Piedmont Road
City, state and zip code:                     Atlanta, Georgia 30305


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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

HomeCom Communications, Inc. (the "Corporation" or "we" or the "Company") is unable, without unreasonable effort or expense, to complete and file its Annual Report on Form 10-K for the year ended December 31, 2003 (the "Annual Report") by March 30, 2004, the prescribed deadline for filing, because the Corporation was not able to complete the required financial statements without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Timothy R. Robinson       (404)             237-4646
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(Name)                 (Area Code)     (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] No [X]

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          HOMECOM COMMUNICATIONS, INC.
                          ----------------------------
                  (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2004


By: /s/ TIMOTHY R. ROBINSON
---------------------------
Timothy R. Robinson
Vice President and Chief
Financial Officer